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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                      ROCKEFELLER CENTER PROPERTIES, INC.
                              (NAME OF THE ISSUER)

 GOLDMAN SACHS GROUP, L.P., WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V
                    AND ROCKEFELLER CENTER PROPERTIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  773102 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

            RICHARD SCARLATA                           DANIEL M. NEIDICH
   ROCKEFELLER CENTER PROPERTIES, INC.               GOLDMAN, SACHS & CO.
1270 AVENUE OF THE AMERICAS - 24TH FLOOR                85 BROAD STREET
           NEW YORK, NY 10020                         NEW YORK, NEW YORK
             (212) 698-1453                             (212) 902-3000

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
                                      and
             Communications on Behalf of Persons Filing Statement)
                           --------------------------

                                   COPIES TO:

       JOSEPH SHENKER                ROBERT B. SCHUMER               JONATHAN JEWETT
     SULLIVAN & CROMWELL       PAUL,WEISS, RIFKIND, WHARTON        SHEARMAN & STERLING
       250 PARK AVENUE                  & GARRISON                599 LEXINGTON AVENUE
     NEW YORK, NY 10177         1285 AVENUE OF THE AMERICAS        NEW YORK, NY 10022
       (212) 558-4000               NEW YORK, NY 10019               (212) 848-4000
                                      (212) 373-3000

                           --------------------------

This Statement is filed in connection with (check the appropriate box):

a.         /X/        The  filing of solicitation  materials or an  information statement subject  to Regulation 14A
                      [17CFR 240.14a-1  to 240.14b-1],  Regulation 14C  [17 CFR  240.14c-1 to  240.14c-101] or  Rule
                      13e-3(c) [Sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.
b.         / /        The filing of registration statement under the Securities Act of 1933.
c.         / /        A tender offer.
d.         / /        None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/
                           --------------------------

              Transaction valuation*                               Amount of Filing Fee
                   $306,085,632                                          $61,218
/X/   Check box  if any part  of the fee is  offset as provided  by Rule 0-11  (a)(2) and identify the filing with  which the  offsetting  fee was  previously paid.  Identify  the previous  filing  by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:              $61,218
Form or Registration No.:            Schedule 14A
Filing Party:                        Rockefeller Center Properties, Inc.
Date Filed:                          December 15, 1995

------------------------------
* For purposes of calculating fee only. This amount assumes the purchase of 38,260,704 shares of Common Stock at $8.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Common Stock to be acquired.

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
    This joint Transaction Statement (this "Statement") is being filed with the Securities and Exchange Commission by Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), The Goldman Sachs Group, L.P., a Delaware limited partnership ("GS Group"), and Whitehall Street Real Estate Limited Partnership V, a Delaware limited partnership, ("Whitehall"), in connection with the filing under the Securities Exchange Act of 1934, as amended, of a Proxy Statement.

    This Statement relates to the proposed approval and adoption of an Agreement and Plan of Merger dated as of November 7, 1995 (as it may be amended from time to time, the "Merger Agreement") entered into by RCPI with Whitehall, Rockprop, L.L.C., David Rockefeller, Exor Group S.A., Troutlet Investments Corporation (collectively, the "Investors"), RCPI Holdings Inc. ("Holdings") and RCPI Merger Inc. ("Mergerco").

    To effect the transactions contemplated by the Merger Agreement, the Investors have organized Holdings and its wholly owned subsidiary, Mergerco, and own all of the outstanding capital stock of Holdings. Upon the terms and subject to the conditions of the Merger Agreement, Mergerco will be merged into RCPI (the "Merger"), RCPI will be the surviving corporation in the Merger, Mergerco will cease to exist and RCPI will become a wholly owned subsidiary of Holdings. If the Merger is consummated, each share, par value $0.01 per share, of common stock of RCPI (a "Share") outstanding immediately prior to the Merger, except for the Excluded Shares referred to below, will be canceled and automatically converted into the right to receive $8.00 per Share net to the holder in cash, without interest. "Excluded Shares" means (i) Shares held by RCPI or any of its subsidiaries as treasury shares, if any, (ii) Shares held by Holdings or any of its subsidiaries, if any, and (iii) Shares held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded in writing appraisal of such Shares in accordance with Section 262 of the Delaware General Corporation Law.

    Pursuant to General Instruction F to Schedule 13E-3, the information indicated below as contained in the Proxy Statement is hereby incorporated by reference in answer to the items of this Statement. Where substantially identical information required by Schedule 13E-3 is included under more than one caption, reference is made to only one caption of the Proxy Statement.

                             CROSS REFERENCE SHEET

ITEM OF SCHEDULE 13E-3                     LOCATION IN PROXY STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------------  -------------------------------------------------------------------------
ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
(a).................................  "Introduction -- General"; "The Parties -- RCPI".
(b).................................  "Introduction -- General"; "Market Prices and Dividends on RCPI Common
                                       Stock".
(c).................................  "Market Prices and Dividends on RCPI Common Stock".
(d).................................  "Market Prices and Dividends on RCPI Common Stock".
(e).................................  Not applicable.
(f).................................  "Transactions by Certain Persons in Shares"; "Special Factors--Background
                                       of the Merger".

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13E-3 is being filed by RCPI, the issuer of the class of equity securities which is the subject of this Rule 13e-3 transaction, GS Group and Whitehall.
(a) - (d)...........................  "The Parties"; "Schedule I"; "Schedule II"; "Schedule III"; "Schedule
                                       IV".
(e) - (f)...........................  None of RCPI, GS Group nor any other person listed in Schedule I, II, III or IV of the Proxy Statement during the past five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
(g).................................  "Schedule I"; "Schedule II"; "Schedule III"; "Schedule IV".

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
(a)(1)..............................  "Special Factors -- Background of the Merger".
(a)(2)..............................  "Special -- Factors Background of the Merger"; "Special Factors --
                                       Interest of Certain Persons in the Merger"; "The Merger -- The Merger
                                       Agreement"; "The Merger -- The Rights Offering Agreement".
(b).................................  "Special Factors -- Background of the Merger"; "Special Factors --
                                       Interest of Certain Persons in the Merger"; "The Merger -- The Merger
                                       Agreement"; "The Merger -- The Rights Offering Agreement".

ITEM 4.  TERMS OF THE TRANSACTION.
(a).................................  "The Merger -- The Merger Agreement"; "The Merger -- Source and Amount of
                                       Funds"; "The Merger -- The Rights Offering Agreement"; "Special Factors
                                       -- Borrower's Chapter 11 Case".
(b).................................  Not applicable.

ITEM OF SCHEDULE 13E-3                     LOCATION IN PROXY STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------------  -------------------------------------------------------------------------
ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
(a) - (e)...........................  "Special Factors -- Plans for RCPI After the Merger"; "Special Factors --
                                       Certain Effects of the Merger"; "Special Factors -- Interest of Certain
                                       Persons in the Merger"; "The Merger -- The Merger Agreement"; "Special
                                       Factors -- Purpose and Structure of the Transaction"; "Special Factors
                                       -- Reasons for the Transaction"; "The Merger -- The Rights Offering
                                       Agreement".
(f) - (g)...........................  "Special Factors -- Certain Effects of the Merger".

ITEM 6.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a).................................  "Special Factors -- Background of the Merger"; "The Merger -- Source and
                                       Amount of Funds"; "Introduction -- Solicitation of Proxies".
(b).................................  "Special Factors -- Fees and Expenses".
(c).................................  Not applicable.
(d).................................  Not applicable.
ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(a) - (c)...........................  "Special Factors -- Background of the Merger"; "Special Factors --
                                       Purpose and Structure of the Transaction"; "Special Factors -- Reasons
                                       for the Transaction"; "Special Factors -- Recommendation of the Board".
(d).................................  "Special Factors -- Background of the Merger"; "Special Factors -- Plans
                                       for RCPI After the Merger"; Special Factors -- Certain Effects of the
                                       Merger"; "The Merger -- The Merger Agreement"; "The Merger -- The Rights
                                       Offering Agreement"; "Certain United States Federal Income Tax
                                       Consequences of The Merger"; "Special Factors -- Purpose and Structure
                                       of the Transaction"; "Special Factors -- Reasons for the Transaction".

ITEM OF SCHEDULE 13E-3                     LOCATION IN PROXY STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------------  -------------------------------------------------------------------------
ITEM 8.  FAIRNESS OF THE TRANSACTION.
(a) - (e)...........................  "Introduction -- Voting Rights and Proxy Information"; "Special Factors
                                       -- Background of the Merger"; "Special Factors -- Purpose and Structure
                                       of the Transaction"; "Special Factors -- Reasons for the Transaction";
                                       "Special Factors -- Recommendation of the Board"; "Special Factors --
                                       Fairness of the Merger"; "Special Factors -- Opinion of PaineWebber".
(f).................................  "Special Factors -- Background of the Merger".

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
(a) - (c)...........................  "Special Factors -- Background of the Merger"; "Special Factors --
                                       Opinion of PaineWebber"; "Annex C"; "Available Information" .

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.
(a).................................  "Ownership of Common Stock"; Stephanie Leggett Young, Vice President and
                                       Secretary of RCPI, owns two Shares, and Janet P. King, Vice President and Treasurer of RCPI, owns no Shares.
(b).................................  "Special Factors -- Interest of Certain Persons in the Merger"; "The
                                       Merger -- The Merger Agreement"; "Ownership of Common Stock";
                                       "Transactions by Certain Persons in Shares".
ITEM 11.  CONTRACTS, ARRANGEMENTS OF UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.
                                      "Special Factors -- Background of the Merger"; "The Merger -- The Merger
                                       Agreement"; "The Merger -- The Rights Offering Agreement"; "Special
                                       Factors -- Plans for RCPI After the Merger".

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.
(a) - (b)...........................  "Introduction -- Voting Rights and Proxy Information"; "Special Factors
                                       -- Recommendation of the Board"; "Special Factors -- Vote of Directors
                                       and Officers of RCPI".

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.
(a) - (b)...........................  "Rights of Dissenting Stockholders"; "Annex D"; "Special Factors --
                                       Fairness of the Merger".
(c).................................  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.
(a).................................  "Selected Financial Data of RCPI"; "Selected Financial Data of the
                                       Property."
(b).................................  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
(a) - (b)...........................  "Introduction -- Solicitation of Proxies"; "Proxy Solicitation".

ITEM OF SCHEDULE 13E-3                     LOCATION IN PROXY STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------------  -------------------------------------------------------------------------
ITEMS 16.  ADDITIONAL INFORMATION.
The Proxy Statement and Annexes and Schedules attached thereto.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.
(a).................................  Not applicable.
(b).................................  (1) Opinion of PaineWebber, Incorporated, incorporated herein by reference from "Annex C" of the Proxy Statement.
                                      (2) Appraisal of Real Property of Douglas Elliman Appraisal and
                                          Consulting Division.
                                      (3) Concurrence Report of The Weitzman Group, Inc., on the Appraisal of
                                          Real Property of Douglas Elliman Appraisal and Consulting Division.
                                      (4) Presentation to the Board prepared by PaineWebber, Incorporated dated
                                          November 7, 1995, on certain financial analyses.
(c).................................  (1) Merger Agreement, incorporated herein by reference from "Annex A" of the Proxy Statement.
                                      (2) Rights Offering Agreement dated as of November 7, 1995 among RCPI,
                                          Goldman, Sachs & Co. and Whitehall, incorporated herein by reference from "Annex B" of the Proxy Statement.
(d).................................  Letter to Stockholders, Notice of Special Meeting of Stockholders of
                                       RCPI, Proxy Statement of RCPI, Form of Proxy Card.
(e).................................  Section 262 of the Delaware General Corporation Law, incorporated herein by reference from "Annex D" of the Proxy Statement.
(f).................................  Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 15, 1995

Rockefeller Center Properties, Inc.             The Goldman Sachs Group, L.P.

By /s/ RICHARD M. SCARLATTA                     By /s/ DANIEL M. NEIDICH
   -----------------------------------          -----------------------------------
   Name: Richard M. Scarlatta                      Name: Daniel M. Neidich
   Title:  Chief Executive Officer                 Title:  General Partner

Whitehall Street Real Estate Limited Partnership V

By WH Advisors, L.P. V, General Partner

   By WH Advisors, Inc. V, General Partner

       By /s/ RALPH ROSENBERG
          -------------------------------------------------
Name: Ralph Rosenberg
          Title:  Vice President

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                        PAGE
 NUMBER                                                                                                          NO.
---------                                                                                                     ---------
(b)(1)     Opinion of PaineWebber Incorporated, incorporated herein by reference from "Annex C" of the Proxy          *
            Statement.
(b)(2)     Appraisal of Real Property of Douglas Elliman Appraisal and Consulting Division.                        [  ]
(b)(3)     Concurrence Report of The Weitzman Group, Inc. on the Appraisal of Real Property of Douglas             [  ]
            Elliman Appraisal and Consulting Division.
(b)(4)     Presentation to the Board of Directors of Rockefeller Center Properties, Inc., prepared by              [  ]
            PaineWebber, Incorporated, dated November 7, 1995, on certain financial analyses.
(c)(1)     Agreement and Plan of Merger dated as of November 7, 1995 among Rockefeller Center Properties,             *
            Inc., Whitehall Street Real Estate Partnership V, Rockprop, L.L.C., David Rockefeller, Exor
            Group S.A., Troutlet Investments Corporation, RCPI Holdings Inc. and RCPI Merger Inc.,
            incorporated herein by reference from "Annex A" of the Proxy Statement.
(c)(2)     Rights Offering Agreement dated as of November 7, 1995 among Rockefeller Center Properties, Inc.,          *
            Goldman, Sachs & Co. and Whitehall Street Real Estate Limited Partnership V, incorporated herein by reference from "Annex B" of the Proxy Statement.
(d)        Letter to Stockholders, Notice of Special Meeting of Stockholders of Rockefeller Center                    *
            Properties, Inc., Proxy Statement of Rockefeller Center Properties, Inc., Form of Proxy Card.
(e)        Section 262 of the Delaware General Corporation Law, incorporated herein by reference from "Annex          *
            D" of the Proxy Statement.

------------------------
*Incorporated by Reference.